UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

AGCO CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

001084102

(CUSIP Number)

Joel F. Herold, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
+44(0) 20 7453 1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
 *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  001084102

1	NAMES OF REPORTING PERSONS Tractors and Farm Equipment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,603,152
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,603,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,603,152
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No.  001084102

1	NAMES OF REPORTING PERSONS TAFE Motors and Tractors Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,263,321
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,263,321
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,263,321
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No.  001084102

1	NAMES OF REPORTING PERSONS Mallika Srinivasan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,034
	8	SHARED VOTING POWER 11,603,152
	9	SOLE DISPOSITIVE POWER 9,034
	10	SHARED DISPOSITIVE POWER 11,603,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,612,186
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON IN

Item 1.   Security and Issuer

This Schedule 13D relates to shares of the common stock (the “Common Stock”) of AGCO Corporation (the “Issuer”), the principal executive offices of which are located at 4205 River Green Parkway, Duluth, Georgia 30096.

Item 3.   Source and Amount of Funds or Other Consideration

Except for the 9,034 shares that Ms. Srinivasan (together with the Companies (as defined below), the “Reporting Persons”) holds directly and that were awarded to her under the AGCO Corporation 2006 Long-Term Stock Incentive Plan for her services as a director of the Issuer, the source of the funds used by the Reporting Persons to purchase the reported shares, pursuant to the Purchase Plans (as defined in Item 6 below), was the working capital of Tractors and Farm Equipment Limited (“TAFE”) or of TAFE Motors and Tractors Limited (“TAFE Motors and Tractors” and, together with TAFE, the “Companies”).  The Reporting Persons paid a total of $561,179,221.74 (exclusive of brokers’ commissions and other administrative costs) to purchase the reported shares.  Ms. Srinivasan did not pay for the shares that were awarded to her under the AGCO Corporation 2006 Long-Term Stock Incentive Plan.

Item 4.   Purpose of Transaction

The Reporting Persons acquired the Common Stock for investment purposes.  The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s operations, assets, prospects, and business development, the Issuer’s management, Issuer-related competitive and strategic matters and general economic, financial market and industry conditions, as well as other investment considerations.  In addition, the Reporting Persons expect to acquire additional Common Stock pursuant to the Seventh Purchase Plan (as defined in Item 6 below) in the public markets, in privately negotiated transactions or otherwise and may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

Except as discussed above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters referred to in Items 4(a) through 4(j) of Schedule 13D; however, the Reporting Persons reserve the right to change their plans at any time, as they deem appropriate, in light of the foregoing considerations, discussions and other factors.

On August 29, 2014, TAFE and the Issuer entered into a Letter Agreement (the “Letter Agreement”), regarding certain governance matters and certain matters relating to the current and future ownership by TAFE of the Common Stock.

See Item 6 for a description of the Letter Agreement and the Seventh Purchase Plan adopted by TAFE.

Item 5.   Interest in Securities of the Issuer

(a)  The aggregate percentage of shares reported owned on this Schedule 13D is based on 87,144,542 shares of Common Stock outstanding as of July 31, 2015, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015, filed with the SEC on August 7, 2015.  As of the close of business on August 27, 2015, (i) TAFE beneficially owned 11,603,152 shares of Common Stock, which constituted approximately 13.3% of the Common Stock outstanding; (ii) TAFE Motors and Tractors beneficially owned 3,263,321 shares of Common Stock, which constituted approximately 3.7% of the Common Stock outstanding; and (iii) Ms. Srinivasan beneficially owned 11,612,186 shares of Common Stock, which constituted approximately 13.3% of the Common Stock outstanding, including the 9,034 shares she holds in her individual capacity.  Ms. Srinivasan disclaims beneficial ownership of the Common Stock beneficially owned by each of the Companies, and this report shall not be deemed an admission that Ms. Srinivasan is a beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.  Each of the Companies disclaims beneficial ownership of the 9,034 shares of Common Stock owned directly by Ms. Srinivasan in her individual capacity, and this report shall not be deemed an admission that either of the Companies is a beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.  TAFE Motors and Tractors disclaims beneficial ownership of the 8,339,831 shares of Common Stock purchased on behalf of TAFE under the Purchase Plans, and this report shall not be deemed an admission that TAFE Motors and Tractors is a beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.

(b)  For each person listed, the following table indicates the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
TAFE	0	11,603,152	0	11,603,152
TAFE Motors and Tractors	0	3,263,321	0	3,263,321
Mallika Srinivasan	9,034	11,603,152	9,034	11,603,152

(c)  See Annex A hereto.

(d)  Not applicable.

(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 31, 2012, the Companies and J.P. Morgan Securities LLC (the “Broker”) entered into a Rule 10b5-1 Purchase Plan Agreement (the “Initial Purchase Plan”), a copy of which is filed without its pricing information annex as Exhibit D to this Schedule 13D, relating to the purchase of Common Stock by the Broker on behalf of the Companies.  Any description of the Initial Purchase Plan included herein is qualified in its entirety by reference to Exhibit D.

On March 1, 2013, the Companies and the Broker terminated the Initial Purchase Plan and entered into a new Rule 10b5-1 Purchase Plan Agreement (the “Second Purchase Plan”), a copy of which is filed without its pricing information annex as Exhibit E to this Schedule 13D, relating to the purchase of Common Stock by the Broker on behalf of the Companies.  The Second Purchase Plan terminated on August 31, 2013.  Any description of the Second Purchase Plan included herein is qualified in its entirety by reference to Exhibit E.

On August 12, 2013, the Companies and the Broker entered into a new Rule 10b5-1 Purchase Plan Agreement (the “First August 2013 Purchase Plan”), relating to the purchase of Common Stock by the Broker on behalf of the Companies.  On August 26, 2013 the Companies and the Broker amended and restated the First August 2013 Purchase Plan (as amended and restated, the “Third Purchase Plan”).  A copy of the Third Purchase Plan is filed without its pricing information annex as Exhibit H to this Schedule 13D.   The Third Purchase Plan terminated on November 14, 2013.  Any description of the Third Purchase Plan included herein is qualified in its entirety by reference to Exhibit H.

On February 10, 2014, the Companies and the Broker entered into a new Rule 10b5-1 Purchase Plan Agreement (the “Fourth Purchase Plan”), relating to the purchase of Common Stock by the Broker on behalf of the Companies.  A copy of the Fourth Purchase Plan is filed without its pricing information annex as Exhibit I to this Schedule 13D.   The Fourth Purchase Plan terminated on April 30, 2014. Any description of the Fourth Purchase Plan included herein is qualified in its entirety by reference to Exhibit I.

On August 29, 2014, the Companies and the Broker entered into a new Rule 10b5-1 Purchase Plan Agreement (the “Fifth Purchase Plan”), relating to the purchase of Common Stock by the Broker on behalf of the Companies.  A copy of the Fifth Purchase Plan is filed without its pricing information annex as Exhibit J to this Schedule 13D.   The Fifth Purchase Plan terminated on October 24, 2014.  Any description of the Fifth Purchase Plan included herein is qualified in its entirety by reference to Exhibit J.

On February 27, 2015, the Companies and the Broker entered into a new Rule 10b5-1 Purchase Plan Agreement (the “Sixth Purchase Plan”), relating to the purchase of Common Stock by the Broker on behalf of the Companies. A copy of the Sixth Purchase Plan is filed without its pricing information annex as Exhibit M to this Schedule 13D. The Sixth Purchase Plan terminated on August 5, 2015.  Any description of the Sixth Purchase Plan included herein is qualified in its entirety by reference to Exhibit M.

On August 25, 2015, TAFE and the Broker entered into a new Rule 10b5-1 Purchase Plan Agreement (the “Seventh Purchase Plan” and, together with the Initial Purchase Plan, the Second Purchase Plan, the Third Purchase Plan, the Fourth Purchase Plan, the Fifth Purchase Plan and the Sixth Purchase Plan, the “Purchase Plans”), relating to the purchase of Common Stock by the Broker on behalf of TAFE. A copy of the Seventh Purchase Plan is filed without its pricing information annex as Exhibit N to this Schedule 13D. The Seventh Purchase Plan terminates on the earliest to occur of (i) October 29, 2015, (ii) the completion of all purchases contemplated by the Seventh Purchase Plan, (iii) subject to certain conditions, the receipt by the Broker of TAFE’s written notice of voluntary or required termination of the Seventh Purchase Plan, (iv) the effective date of any merger, acquisition or similar transaction relating to the Issuer as a result of which the outstanding shares of Common Stock are to be exchanged for or converted into cash or other property (other than common equity securities of the Issuer), (v) the commencement of any voluntary or involuntary case or other proceeding seeking liquidation, reorganization or other relief with respect to the Issuer or TAFE under any bankruptcy, insolvency or similar law or seeking the appointment of a trustee, receiver or other similar official with respect to the Issuer or TAFE, or the taking of any corporate action by the Issuer or TAFE to authorize or commence any of the foregoing, or (vi) the breach by TAFE of certain provisions of the Seventh Purchase Plan and receipt of notice of such breach by the Broker. Any description of the Seventh Purchase Plan included herein is qualified in its entirety by reference to Exhibit N.

On August 29, 2014, TAFE and the Issuer entered into the Letter Agreement regarding certain governance matters and certain matters relating to the current and future ownership by TAFE of the Common Stock. Pursuant to the Letter Agreement, TAFE agreed not to purchase or acquire beneficial ownership of, and to cause its affiliates, including Amalgamations Private Limited, TAFE Motors and Tractors Limited and Mallika Srinivasan (collectively, the "TAFE Parties"), not to purchase or acquire beneficial ownership of additional shares of Common Stock if as a result of such purchase or acquisition TAFE and the TAFE Parties collectively would own 12.5% or more of the 97.36 million shares of Common Stock outstanding at December 31, 2013 (the “TAFE Cap”), provided that TAFE may purchase all of the Common Stock pursuant to an offer permitted under certain provisions of the Letter Agreement. For purposes of TAFE and the TAFE Parties’ ownership, shares of Common Stock beneficially owned by Mallika Srinivasan for service as a director shall not be included. If the Issuer issues additional shares of Common Stock, the TAFE Cap will be increased by 12.5% of the amount of shares issued. Under certain circumstances, if the Issuer repurchases shares issued either as consideration in an acquisition or as part of a board of directors-approved plan to finance an acquisition, the TAFE Cap will be reduced, however the TAFE Cap will never be less than the greater of (x) initial TAFE Cap and (y) 12.5% of the then outstanding shares of Common Stock.

Pursuant to the Letter Agreement, TAFE has also agreed not to (i) subject to its rights to make a non-public offer to acquire all or a part of the Issuer or propose another similar strategic transaction that would result in a change of control of the Issuer, form or act as part of a group with respect to the ownership or voting of Common Stock or to otherwise grant a third-party a proxy or other voting rights with respect to the Common Stock owned by TAFE or any TAFE Party (other than to or at the request of the Issuer), provided that TAFE and the TAFE Parties are expressly permitted to act as a group, or (ii) publicly announce its intention to commence, or commence, an offer to acquire all or part of the Common Stock.

TAFE is permitted under the Letter Agreement to make a non-public offer to the Chairman of the Issuer and the Issuer’s Board of Directors (the “Board”) to acquire all or a part of the Issuer or propose another similar strategic transaction that would result in a change of control of the Issuer. TAFE is permitted to include in such an offer providers of debt and equity financing under certain conditions, including, but not limited to, a requirement that no equity provider has during the time of the offer beneficial ownership of more than 5% of Common Stock and is not a competitor or activist hedge fund or acting in that capacity, and any equity provider will be required to enter into a confidentiality agreement and other agreements consistent with agreements required by the Issuer for other potential bidders for the Issuer.

The Letter Agreement requires the Issuer to promptly inform TAFE of (x) any offer to acquire all or substantially all of the Issuer, or other similar strategic transaction that would result in a change of control of the Issuer, submitted to the Board for formal consideration or which the Board has requested management to evaluate before consideration, and (y) any commencement of a review of strategic alternatives which includes a possible sale of all or substantially all of the Issuer, and permit TAFE the opportunity to make a private offer to acquire all or substantially all of the Issuer, or other similar strategic transaction that would result in a change of control of the Issuer, subject to the right of the Board to control any process for all potential acquirers to the extent it is advised it is required to do so to comply with its fiduciary duties. In the event that the Board decides to sell the global businesses of Massey Ferguson and/ or Fendt, or receives an offer to acquire the global business of Massey Ferguson and/or Fendt submitted to the Board for formal consideration or for which the Board has requested management to evaluate before consideration, TAFE shall be afforded an opportunity to make an offer to purchase the global businesses of Massey Ferguson and/ or Fendt.

Pursuant to the Letter Agreement, the restrictions on TAFE and the TAFE Parties described above will be released and of no further effect upon the first to occur of the following: (i) the Issuer publicly announces a process to review strategic alternatives which includes a possible sale of all or substantially all of the Issuer, (ii) any person commences a public tender offer by filing a Schedule TO (or any successor form) to acquire the Issuer and such public tender offer represents a bona fide intent to acquire the Issuer which is not subject to a financing condition, (iii) any person publicly announces its intention to commence a public tender offer or otherwise makes a public offer to acquire all or substantially all of the Issuer and either of the following occur: (x) the Issuer does not recommend against such offer within the time frame contained in Rule 14d-9 or (y) the Issuer does recommend against such offer within the time frame contained in Rule 14d-9 and subsequently such person publicly announces a bona fide offer higher by more than an immaterial amount or any other person announces its intention to commence a public tender offer or otherwise makes a public offer, to acquire all or substantially all of the Issuer within 6 months of the original public offer, (iv) any person enters into, an acquisition agreement with the Issuer, or the Issuer enters into, or announces its intention to enter into, an agreement providing for the acquisition of all or substantially all of the Issuer, (v) any person (other than a professional institutional investor) acquires 10% or more of the outstanding Common Stock and the Issuer has not within 30 days either (A) entered into a standstill on customary terms, or (B) adopted a stockholder rights plan that restricts such holder's ability to acquire additional shares above the shareholding level that the person has achieved and makes provision for TAFE's acquisition of shares up to the TAFE Cap provided in such case, however, that the restrictions with respect to the prohibition on acquisition of Common Stock above the TAFE Cap by TAFE and the TAFE Parties shall only be released if such person has acquired or is permitted to acquire more than 12.5% of the outstanding Common Stock, (vi) the beneficial ownership of Common Stock collectively by TAFE and the TAFE Parties falls below 5% of the then outstanding Common Stock, (vii) the Issuer breaches the terms of the Letter Agreement described below that relate to the nomination of a candidate proposed by TAFE for election to the Board or otherwise forces the TAFE director to resign from the Board and (viii) the fifth anniversary of the Letter Agreement.

Pursuant to the Letter Agreement, TAFE also agreed not to dispose of Common Stock to a direct competitor or an activist hedge fund and if it disposes of any Common Stock (other than to a TAFE Party), it will do so in a public distribution or in a private sale, and in the case of a private sale, not more than 5% to any person or "group" (as group is defined in the Securities Exchange Act of 1934, as amended).

Pursuant to the Letter Agreement, the Issuer has agreed to provide customary assistance to TAFE in selling its shares, including filing a registration statement with the U.S. Securities and Exchange Commission, cooperating with underwriters, providing auditor comfort letters, participating in road shows and similar activities, if TAFE determines to dispose of any shares of Common Stock in a public distribution.

Pursuant to the Letter Agreement, the Issuer has agreed to nominate a candidate proposed by TAFE for election to the Board at each annual meeting, as long as the collective beneficial ownership by TAFE and the TAFE Parties of Common Stock is 5% or more of the then outstanding Common Stock. If such a nominee is not the Chairman or Chief Executive Officer of TAFE, the Board has reasonable rights of approval over the nominee. If the collective beneficial ownership by TAFE and the TAFE Parties of Common Stock falls below 5% of the then outstanding Common Stock (other than as a result of a sale of Common Stock by TAFE or a TAFE Party), the Issuer has agreed to continue to nominate the candidate proposed by TAFE, provided that the ownership of the Common Stock by TAFE returns to 5% or more by the first anniversary of the date it fell below 5%.

The Letter Agreement will terminate on the fifth anniversary of its signing.

Any description of the Letter Agreement included herein is qualified in its entirety by reference to Exhibit K.

The Issuer holds a 23.75% interest in TAFE.  TAFE supplies tractors and components to the Issuer for sale in certain markets.

Item 7.   Material to Be Filed as Exhibits

Exhibit A*	Persons through whom Amalgamations Private Limited (“Amalgamations”) may be deemed to control the Companies

Exhibit B†	Directors and Executive Officers of the Companies

Exhibit C*	Directors and Executive Officers of Amalgamations

Exhibit D*	Rule 10b5-1 Purchase Plan Agreement, dated August 31, 2012, among Tractors and Farm Equipment Limited, TAFE Motors and Tractors Limited and J.P. Morgan Securities LLC (excluding Annex A)

Exhibit E*	Rule 10b5-1 Purchase Plan Agreement, dated March 1, 2013, among Tractors and Farm Equipment Limited, TAFE Motors and Tractors Limited and J.P. Morgan Securities LLC (excluding Annex A)

Exhibit F*	Joint Filing Agreement, dated as of April 5, 2013, among the Reporting Persons

Exhibit G*	Limited Power of Attorney, dated as of April 5, 2013

Exhibit H**	Rule 10b5-1 Purchase Plan Agreement, dated August 26, 2013, among Tractors and Farm Equipment Limited, TAFE Motors and Tractors Limited and J.P. Morgan Securities LLC (excluding Annex A)

Exhibit I***	Rule 10b5-1 Purchase Plan Agreement, dated February 10, 2014, among Tractors and Farm Equipment Limited, TAFE Motors and Tractors Limited and J.P. Morgan Securities LLC (excluding Annex A)

Exhibit J****	Rule 10b5-1 Purchase Plan Agreement, dated August 29, 2014, among Tractors and Farm Equipment Limited, TAFE Motors and Tractors Limited and J.P. Morgan Securities LLC (excluding Annex A)

Exhibit K****	Letter Agreement, dated August 29, 2014, between Tractors and Farm Equipment Limited and AGCO Corporation

Exhibit L****	Limited Power of Attorney, dated as of August 30, 2014

Exhibit M*****	Rule 10b5-1 Purchase Plan Agreement, dated February 27, 2015, among Tractors and Farm Equipment Limited, TAFE Motors and Tractors Limited and J.P. Morgan Securities LLC (excluding Annex A)

Exhibit N	Rule 10b5-1 Purchase Plan Agreement, dated August 25, 2015, among Tractors and Farm Equipment Limited and J.P. Morgan Securities LLC (excluding Annex A)

* Included by reference to the initial filing of this Schedule 13D, filed with the SEC on April 9, 2013.

**Included by reference to Amendment No. 1 to this Schedule 13D, filed with the SEC on November 8, 2013.

***Included by reference to Amendment No. 2 to this Schedule 13D, filed with the SEC on March 6, 2014.

****Included by reference to Amendment No. 3 to this Schedule 13D, filed with the SEC on September 3, 2014.

*****Included by reference to Amendment No. 6 to this Schedule 13D, filed with the SEC on March 4, 2015.

† Amends previous filing.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 28, 2015

TRACTORS AND FARM EQUIPMENT LIMITED,

By:	/s/ Margaret R. Markman
Name: Margaret R. Markman, attorney-in-fact*

TAFE MOTORS AND TRACTORS LIMITED,

By:	/s/ Margaret R. Markman
Name: Margaret R. Markman, attorney-in-fact*

/s/ Margaret R. Markman
Margaret R. Markman, attorney-in-fact for Mallika Srinivasan*

* This Amendment No. 7 to Statement on Schedule 13D was executed by Margaret R. Markman as Attorney-In-Fact for Tractors and Farm Equipment Limited, TAFE Motors and Tractors Limited and Mallika Srinivasan, pursuant to the Limited Power of Attorney granted by them and attached as Exhibit L to this Statement on Schedule 13D.

Annex A

Transactions by TAFE during the last 60 days:  None.

Transactions by TAFE Motors and Tractors during the last 60 days:  None.

Transactions by Ms. Srinivasan in her individual capacity during the last 60 days: None.